SNIPP INTERACTIVE INC.

SNIPP APPOINTS NEW CHIEF TECHNOLOGY OFFICER AND RAMPS INVESTMENT

IN R&D AS THE COMPANY LOOKS TO FURTHER BUILD ON ITS EXPONENTIAL

GROWTH

February 11, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, announced today the appointment of Mr. Frank Sweeney as Chief Technology Officer. Mr. Sweeney, taking over from Wilson Bell, Snipp Founder and former CTO, will be responsible for consolidating the company’s technology teams across its global offices, and for leading Snipp’s expansion into new technology platforms and products.

“Frank was the unanimous choice of our leadership and my only choice to succeed me in the role,” said Wilson Bell, former CTO of Snipp Interactive. “Frank has the experience to navigate the intricacies of a large and rapidly growing company, but is also an experienced manager, architect and engineer. During his time with Snipp, he has earned my respect and the respect of our engineering teams. We couldn’t be more excited to have him at the helm of our engineering organization. I feel fortunate that we have such a talent within our company to whom I can pass the baton, and who I am confident will take us to the next level.”

Mr. Sweeney joined Snipp in 2015 as Managing Director for Ireland, bringing over 20 years of experience in the loyalty and payments industry, having led implementation solutions across a diverse range of clients including large banks, national utilities and major retailers around Europe. Prior to joining Snipp, Mr. Sweeney was founder and IT Director of 20-20 Insights, a leading company in the field of Loyalty, Payments and Business Intelligence, which was purchased by Swisspost in 2011. More recently, Mr. Sweeney was CTO for Swisspost Solutions’ Loyalty Division. Said Mr. Sweeney about his new role, “I look forward to working more closely with our offices around the world to lay the foundation for continued technological excellence. It is an exciting time for Snipp, and I welcome the opportunity to be part of its growth.”

Wilson Bell will continue his pioneering work as Executive Vice President R&D. As a company founder and major shareholder, he will continue to have influence on the leadership and direction of the company. “I want to get back to concentrating on the things that got us here, innovating and building new products to help cement Snipp as the dominant player in the loyalty and rewards domain,” he said. “Having a seasoned veteran like Frank take over the CTO position gives me the peace of mind to do just that.”

The company would also like to announce that the Board of Directors has approved a total grant of two million, one hundred thousand stock options to ten company officers and directors. Snipp’s compensation committee, comprised entirely of independent board members, recommended this grant of options after reviewing the company’s performance for the recently completed fiscal year. The options are to vest one-third in twelve months and then in additional one-third increments every twelve months thereafter until fully vested. The options are to be exercisable at a price of C$0.38 per common share and expire after five years.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. In 2015, Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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